DONEGAL GROUP INC.

1195 River Road

Marietta, Pennsylvania 17547

October 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, DC 20549

Re:	Donegal Group Inc.

File No.: 333-259920

Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Donegal Group Inc., or the Company, requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333- 259920) be accelerated to 11 a.m. on Thursday, October 7, 2021, or as soon thereafter as practicable.

Sincerely,

DONEGAL GROUP INC.

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller,
Executive Vice President and Chief Financial Officer